Mercedes-Benz Auto Receivables Trust 2014-1

Investor Report

Collection Period Ended   31-Jul-2014

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	31-May-2014	31-Jul-2014		
Determination Date	13-Aug-2014			
Record Date	14-Aug-2014			
Distribution Date	15-Aug-2014			
Interest Period of the Class A-1 Notes (from... to)	9-Jul-2014	15-Aug-2014	Actual/360 Days	37
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	9-Jul-2014	15-Aug-2014	30/360 Days	36

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	295,000,000.00	220,101,708.95	74,898,291.05	253.892512	0.746107
Class A-2 Notes	343,100,000.00	343,100,000.00	343,100,000.00	0.00	0.000000	1.000000
Class A-3 Notes	375,870,000.00	375,870,000.00	375,870,000.00	0.00	0.000000	1.000000
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**1,124,470,000.00**	**1,049,571,708.95**	**74,898,291.05**		
Overcollateralization	28,829,937.71	28,829,937.71	28,832,498.44			
Adjusted Pool Balance	1,153,299,937.71	1,153,299,937.71	1,078,404,207.39			
Yield Supplement Overcollateralization Amount	49,189,871.20	49,189,871.20	45,682,415.83			
Pool Balance	**1,202,489,808.91**	**1,202,489,808.91**	**1,124,086,623.22**			

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	54,575.00	0.185000	74,952,866.05	254.077512
Class A-2 Notes	0.430000%	147,533.00	0.430000	147,533.00	0.430000
Class A-3 Notes	0.870000%	327,006.90	0.870000	327,006.90	0.870000
Class A-4 Notes	1.310000%	144,755.00	1.310000	144,755.00	1.310000
Total		**$673,869.90**		**$75,572,160.95**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	78,402,133.03	(1) Total Servicing Fee	2,004,149.68
Interest Collections	5,353,966.24	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	0.00	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	0.00	(3) Interest Distributable Amount Class A Notes	673,869.90
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	719.07	(6) Regular Principal Distributable Amount	74,898,291.05
Available Collections	**83,756,818.34**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**83,756,818.34**	(9) Excess Collections to Certificateholders	6,180,507.71
		Total Distribution	**83,756,818.34**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	2,004,149.68	2,004,149.68	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	673,869.90	673,869.90	0.00
thereof on Class A-1 Notes	54,575.00	54,575.00	0.00
thereof on Class A-2 Notes	147,533.00	147,533.00	0.00
thereof on Class A-3 Notes	327,006.90	327,006.90	0.00
thereof on Class A-4 Notes	144,755.00	144,755.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	673,869.90	673,869.90	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	74,898,291.05	74,898,291.05	0.00
Aggregate Principal Distributable Amount	74,898,291.05	74,898,291.05	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	29.11
minus Net Investment Earnings	29.11
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	29.11
Net Investment Earnings on the Collection Account	689.96
Investment Earnings for the Collection Period	719.07

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	1.202.489.808.91	43.511
Principal Collections	51,234,754.54	
Principal Collections attributable to Full Pay-offs	27,167,378.49	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,052.66	
Pool Balance end of Collection Period	1,124,086,623.22	42,331
Pool Factor	93.48%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.66%
Weighted Average Number of Remaining Payments	51.92	50.29
Weighted Average Seasoning (months)	11.34	13.08

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	1,122,462,443.07	42,280	99.86%
31-60 Days Delinquent	1,288,796.17	41	0.11%
61-90 Days Delinquent	267,611.67	8	0.02%
91-120 Days Delinquent	67,772.31	2	0.01%
Total	1,124,086,623.22	42,331	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	1,052.66
Principal Net Liquidation Proceeds	0.00
Principal Recoveries	0.00
Principal Net Losses	1,052.66
Cumulative Principal Net Losses	1,052.66
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.000%